

Nasdaq Regulation

Nasdaq

William Salttery, CFA
Vice President
Listing Qualifications

By Electronic Mail

November 12, 2019

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Division of Corporation Finance:

This is to certify that on November 12, 2019 The Nasdaq Stock Market (the "Exchange") received from LIMINAL BIOSCIENCES INC. (the "Registrant") a copy of the Registrant's application on Form 40-F for the registration of the following securities:

Common Shares, no par value

We further certify that the securities described above have been approved by the Exchange for listing and registration upon official notice of issuance.

We understand that the Registrant is seeking immediate acceleration of the effective date of registration, and we hereby join in such request.

Sincerely,

William Slattery